UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 6 April, 2015

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K (EXCEPT FOR THE ISSUER RATINGS AND EXPECTED SECURITIES RATINGS SPECIFIED ON PAGES 1 AND 16 OF THE INVESTOR PRESENTATION CONTAINED IN EXHIBIT 99.1 HERETO) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 202880) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains the following:

Exhibit No.

99.1	Investor Presentation in connection with Perpetual Additional Tier 1 Contingent Convertible Capital Securities (April 2015)

99.2	Update to certain legal proceeding disclosures in ING Groep N.V.’s annual report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on March 19, 2015 (the “2014 Form 20-F”)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ J.D. Wolvius
Name: Title:	J.D. Wolvius Head of Capital Management

By:	/s/ N.R. Tambach
Name: Title:	N.R. Tambach Group Controller

Dated: 3 April, 2015